                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549


                                   Form 11-K


          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                             EXCHANGE ACT OF 1934


[ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 1998

[    ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
        ACT OF 1934 [NO FEE REQUIRED]


For the transition period from _______________________ to ____________________

Commission file number 1-3385



                              H. J. HEINZ COMPANY
                                   SAVER PLAN
                                (Title of Plan)



                              H. J. Heinz Company
            (Name of Issuer of securities held pursuant to the Plan)



                     600 Grant Street Pittsburgh, PA  15219
         (Address of Plan and of principal executive office of Issuer)

Financial Statements and Exhibits

The following Plan financial statements are attached hereto:

1. Report of Independent Accountants dated May 28, 1999 of
   PricewaterhouseCoopers LLP for the Plan financial statements

2. Statements of Net Assets Available for Benefits as of December 31, 1998 and 1997

3. Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1998

4. Notes to Financial Statements

Exhibits required to be filed by Item 601 of Regulation S-K are listed below and are filed as a part hereof. Documents not designated as being incorporated herein by reference are filed herewith. The paragraph number corresponds to the exhibit number designated in Item 601 of Regulation S-K.

23. The consent of PricewaterhouseCoopers LLP dated June 28, 1999 is filed herein.

                                   SIGNATURE



    Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Board has duly caused this Form 11-K Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania.


                                                  H. J. HEINZ COMPANY SAVER PLAN
                                                                  (Name of Plan)


                                          EMPLOYEE BENEFITS ADMINISTRATION BOARD



                                     By:           /s/ Gary D. Matson
                                         .......................................

                                                 Gary D. Matson, Chairman


June 28,  1999

                       REPORT OF INDEPENDENT ACCOUNTANTS



H. J. HEINZ COMPANY EMPLOYEE
BENEFITS ADMINISTRATION BOARD:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the H. J. Heinz Company SAVER Plan (the "Plan") at December 31, 1998 and 1997, and the change in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Employee Benefits Administration Board; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. The fund information is the responsibility of the Employee Benefits Administration Board. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                  /s/ PricewaterhouseCoopers LLP

                                                      PricewaterhouseCoopers LLP


Pittsburgh, Pennsylvania
May 28, 1999

                                             H. J. HEINZ COMPANY
                                                  SAVER PLAN
                              STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                           as of December 31, 1998

                                           H. J. Heinz Co.  Managed Income  Magellan   Retirement Gov't  Overseas   Equity-Income
                                             Stock Fund       Portfolio       Fund       Money Market      Fund          Fund
                                           ---------------  --------------  --------   ----------------  ---------  -------------
Assets:

  Investment in Master Trust  (Notes 4, 8)   $24,687,758      $16,070       $6,597,919  $19,102,580       $525,681     $2,940,667

  Investment income receivable:
    Dividends                                    147,012            -                -            -              -              -
    Interest                                       1,356           74                -       90,578              -              -
                                             -----------       ------       ----------  -----------       --------     ----------
      Total investment income receivable         148,368           74                -       90,578             -              -
                                             -----------       ------       ----------  -----------       --------     ----------

  Contributions receivable:
    Employee                                      98,407          729           51,725      245,982          5,295         25,546
    Employer                                     177,107            1           11,084       66,651          1,840          5,371
                                             -----------       ------       ----------  -----------       --------     ----------
      Total contributions receivable             275,514          730           62,809      312,633          7,135         30,917
                                             -----------       ------       ----------  -----------       --------     ----------

      Total Assets                            25,111,640       16,874        6,660,728   19,505,791        532,816      2,971,584
                                             -----------       ------       ----------  -----------       --------     ----------


Net Assets Available for Benefits            $25,111,640      $16,874       $6,660,728  $19,505,791       $532,816     $2,971,584
                                             ===========      =======       ==========  ===========       ========     ==========


                                                           Puritan        Intermediate        OTC
                                                            Fund           Bond Fund       Portfolio
                                                         ----------       ------------     ---------
Assets:

  Investment in Master Trust  (Notes 4, 8)               $2,730,399         $727,710        $127,937

  Investment income receivable:
    Dividends                                                     -            3,673               -
    Interest                                                      -                -               -
                                                         ----------         --------       ---------

      Total investment income receivable                          -            3,673               -
                                                         ----------         --------       ---------

  Contributions receivable:
    Employee                                                 23,811            6,088           2,716
    Employer                                                  5,493            3,345              99
                                                         ----------         --------        --------
      Total contributions receivable                         29,304            9,433           2,815
                                                         ----------         --------        --------

      Total Assets                                        2,759,703          740,816         130,752
                                                         ----------         --------        --------


Net Assets Available for Benefits                        $2,759,703         $740,816        $130,752
                                                         ==========         ========        ========


   The accompanying notes are an integral part of the financial statements.

                                             H. J. HEINZ COMPANY
                                                  SAVER PLAN
                               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                       as of December 31, 1998 (continued)

                                               Vanguard         Vanguard    Vanguard          Vanguard        Vanguard    Vanguard
                                               Long-Term      Wellington   Windsor II       Institutional    U.S. Growth  Explorer
                                             Corporate Fund      Fund         Fund           Index Fund         Fund       Fund
                                            ---------------   ----------   ----------    ------------------  -----------  --------
Assets:

  Investment in Master Trust  (Notes 4, 8)    $92,986          $159,606      $509,086          $879,734       $973,636     $81,430

  Investment income receivable:
    Dividends                                   1,751                 -             -             9,220              -         661
    Interest                                        -                 -           417               417              -           -
                                              -------          --------      --------          --------       --------     -------
      Total investment income receivable        1,751                 -           417             9,637              -         661
                                              -------          --------      --------          --------       --------     -------

  Contributions receivable:
    Employee                                    1,127             4,641        11,792            16,941         10,340       1,333
    Employer                                       96               307           794             1,128          1,210         255
                                              -------          --------      --------          --------       --------     -------
      Total contributions receivable            1,223             4,948        12,586            18,069         11,550       1,588
                                              -------          --------      --------          --------       --------     -------
      Total Assets                             95,960           164,554       522,089           907,440        985,186      83,679
                                              -------          --------      --------          --------       --------     -------

Net Assets Available for Benefits             $95,960          $164,554      $522,089          $907,440       $985,186     $83,679
                                              =======          ========      ========          ========       ========     =======

                                                           Vanguard
                                                         Int'l Growth
                                                             Fund             Total
                                                         ------------         -----
Assets:

  Investment in Master Trust  (Notes 4, 8)                  $57,707         $60,210,906

  Investment income receivable:
    Dividends                                                     -             162,317
    Interest                                                      -              92,842
                                                            -------         -----------

      Total investment income receivable                          -             255,159
                                                            -------         -----------

  Contributions receivable:
    Employee                                                  1,249             507,722
    Employer                                                    146             274,927
                                                            -------         -----------
      Total contributions receivable                          1,395             782,649
                                                            -------         -----------

      Total Assets                                           59,102          61,248,714
                                                            -------         -----------


Net Assets Available for Benefits                           $59,102         $61,248,714
                                                            =======         ===========


   The accompanying notes are an integral part of the financial statements.

                                             H. J. HEINZ COMPANY
                                                  SAVER PLAN
                              STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                           as of December 31, 1997

                                           H. J. Heinz Co.  Managed Income  Magellan   Retirement Gov't  Overseas   Equity-Income
                                             Stock Fund       Portfolio       Fund       Money Market      Fund          Fund
                                           ---------------  --------------  --------   ----------------  ---------  -------------
Assets:

  Investment in Master Trust  (Notes 4, 8)   $22,274,374       $4,606       $5,018,306  $17,832,353       $567,570     $2,823,472

  Investment                                           -            -                -            -              -              -
                                             -----------       ------       ----------  -----------       --------     ----------
      Total investment                        22,274,374        4,606        5,018,306   17,832,353        567,570      2,823,472
                                             -----------       ------       ----------  -----------       --------     ----------

  Investment income receivable:
    Dividends                                    134,891            -                -            -              -              -
    Interest                                       1,496           26                3       81,011              -              -
                                             -----------       ------       ----------  -----------       --------     ----------
      Total investment income receivable         136,387           26                3       81,011              -              -
                                             -----------       ------       ----------  -----------       --------     ----------

  Contributions receivable:
    Employee                                     108,212           24           54,414      211,804          8,414         29,197
    Employer                                     201,961            -           16,155      160,543          2,365          8,845
                                             -----------       ------       ----------  -----------       --------     ----------
      Total contributions receivable             310,173           24           70,569      372,347         10,779         38,042
                                             -----------       ------       ----------  -----------       --------     ----------

  Participant Loan Receivable                         65            -              149          167              4              4
                                             -----------       ------       ----------  -----------       --------     ----------

      Total Assets                            22,720,999        4,656        5,089,027   18,285,878        578,353      2,861,518
                                             -----------       ------       ----------  -----------       --------     ----------


Net Assets Available for Benefits            $22,720,999       $4,656       $5,089,027  $18,285,878       $578,353     $2,861,518
                                             ===========       ======       ==========  ===========       ========     ==========


                                                           Puritan        Intermediate        OTC
                                                            Fund           Bond Fund       Portfolio
                                                         ----------       ------------     ---------
Assets:

  Investment in Master Trust  (Notes 4, 8)               $2,484,402         $752,014        $33,260

  Investment                                                      _                _              -
                                                         ----------         --------        -------

      Total Investment                                    2,484,402          752,014         33,260
                                                         ----------         --------        -------

  Investment income receivable:
    Dividends                                                     -            4,018              -
    Interest                                                      1                -              -
                                                         ----------         --------        -------

      Total investment income receivable                          1            4,018              -
                                                         ----------         --------        -------

  Contributions receivable:
    Employee                                                 30,011            6,740            432
    Employer                                                  8,586            4,300             27
                                                         ----------         --------        -------
      Total contributions receivable                         38,597           11,040            459
                                                         ----------         --------        -------

  Participant Loan Receivable                                    32                4              -
                                                         ----------         --------        -------

      Total Assets                                        2,523,032          767,076         33,719
                                                         ----------         --------        -------


Net Assets Available for Benefits                        $2,523,032         $767,076        $33,719
                                                         ==========         ========        =======


   The accompanying notes are an integral part of the financial statements.

                                             H. J. HEINZ COMPANY
                                                  SAVER PLAN
                               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                       as of December 31, 1997 (continued)

                                               Vanguard        Vanguard    Vanguard       Vanguard        Vanguard    Vanguard
                                              Long-Term       Wellington   Windsor II   Index Trust-500  U.S. Growth  Explorer
                                            Corporate Fund      Fund         Fund         Portfolio          Fund       Fund
                                            ---------------   ----------   ----------   ---------------  -----------  --------
Assets:

  Investment in Master Trust  (Notes 4, 8)       $562           $90,363      $135,466     $199,112        $146,828     $22,451

  Investment                                        -                 -             -            -               -           -
                                                 ----           -------      --------     --------        --------     -------
      Total investment                            562            90,363       135,466      199,112         146,828      22,451
                                                 ----           -------      --------     --------        --------     -------

  Investment income receivable:
    Dividends                                       7                 -             -        2,337           5,934       2,476
    Interest                                        -                 -             -            -               -           -
                                                 ----           -------      --------     --------        --------     -------
      Total investment income receivable            7                 -             -        2,337           5,934       2,476
                                                 ----           -------      --------     --------        --------     -------

  Contributions receivable:
    Employee                                       23             1,143         3,000        4,399           1,088         693
    Employer                                        -               125           649          738             176         266
                                                 ----           -------      --------     --------        --------     -------
      Total contributions receivable               23             1,268         3,649        5,137           1,264         959
                                                 ----           -------      --------     --------        --------     -------

  Participant Loan Receivable                       -                 -             -           56               -           -
                                                 ----           -------      --------     --------        --------     -------

      Total Assets                                592            91,631       139,115      206,642         154,026      25,886
                                                 ----           -------      --------     --------        --------     -------


Net Assets Available for Benefits                $592           $91,631      $139,115     $206,642        $154,026     $25,886
                                                 ====           =======      ========     ========        ========     =======

                                                           Vanguard
                                                         Int'l Growth     Participants'
                                                             Fund             Loans           Total
                                                         ------------     -------------      -----
Assets:

  Investment in Master Trust  (Notes 4, 8)                  $26,873                  -     $52,412,012

  Investment                                                      _              $2,279          2,279
                                                            -------              ------    -----------

      Total Investment                                       26,873               2,279     52,414,291
                                                            -------              ------    -----------

  Investment income receivable:
    Dividends                                                 1,197                   -        150,860
    Interest                                                      -                   -         82,537
                                                            -------              ------    -----------

      Total investment income receivable                      1,197                   -        233,397
                                                            -------              ------    -----------

  Contributions receivable:
    Employee                                                    861                   -        460,455
    Employer                                                    264                   -        405,000
                                                            -------              ------    -----------
      Total contributions receivable                          1,125                   -        865,455
                                                            -------              ------    -----------

  Participant Loan Receivable                                     -                (481)             -
                                                            -------              ------    -----------

      Total Assets                                           29,195               1,798     53,513,143
                                                            -------              ------    -----------


Net Assets Available for Benefits                           $29,195              $1,798    $53,513,143
                                                            =======              ======    ===========


   The accompanying notes are an integral part of the financial statements.

                              H. J. HEINZ COMPANY
                                  SAVER PLAN
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                     for the Year Ended December 31, 1998

                                                     Managed
                                  H. J. Heinz Co.    Income      Magellan   Retirement Gov't.  Overseas    Equity-Income    Puritan
                                   Stock Fund       Portfolio      Fund        Money Market      Fund          Fund          Fund
                                  ---------------   ---------   ----------  ----------------  -----------   ------------  ----------
Net change in Investment in
  Master Trust (Note 8)            $ 2,899,202      $11,092     $1,619,777       ($311,577)      ($24,834)    $ 215,874   $  270,133
Additions:

  Participant contributions          1,097,705        4,812        555,682       2,527,447         67,150       298,341      268,562
  Employer contributions, net        2,079,266         (239)       212,843       2,552,251         23,366       101,454       97,451
  Transfer for Loan Repayments             130           --            301             162              9             9           66
                                   -----------      -------     ----------     -----------     ----------    ----------   ----------

      Total additions                3,177,101        4,573        768,826       5,079,860         90,525       399,804      366,079
                                   -----------      -------     ----------     -----------     ----------    ----------   ----------

Deductions:
  Withdrawals                        3,612,154        3,406        803,836       3,505,205        109,912       499,134      393,625
  Administrative expenses               73,508           41         13,066          43,165          1,316         6,478        5,916
                                   -----------      -------     ----------     -----------     ----------    ----------   ----------

      Total deductions               3,685,662        3,447        816,902       3,548,370        111,228       505,612      399,541
                                   -----------      -------     ----------     -----------     ----------    ----------   ----------

Net increase (decrease) in
  net assets available for
  benefits for the year              2,390,641       12,218      1,571,701       1,219,913        (45,537)      110,066      236,671

Net assets available for
  benefits at the
  beginning of the year             22,720,999        4,656      5,089,027      18,285,878        578,353     2,861,518    2,523,032
                                   -----------      -------     ----------     -----------     ----------    ----------   ----------

Net assets available for
  benefits at the end
  of the year                      $25,111,640      $16,874     $6,660,728     $19,505,791     $  532,816    $2,971,584   $2,759,703
                                   ===========      =======     ==========     ===========     ==========    ==========   ==========



                                                Intermediate        OTC
                                                  Bond Fund      Portfolio
                                                ------------     ---------
Net change in Investment in Master Trust
  (Note 8)                                         ($27,788)     $ 78,251
Additions:

  Participant contributions                          64,820        21,220
  Employer contributions, net                        53,514         2,895
  Transfer for Loan Repayments                            9            --
                                                 ----------      --------

      Total additions                               118,343        24,115
                                                 ----------      --------

Deductions:
  Withdrawals                                       115,083         5,089
  Administrative expenses                             1,732           244
                                                 ----------      --------

      Total deductions                              116,815         5,333
                                                 ----------      --------

Net increase (decrease) in net assets
  available for benefits for the year               (26,260)       97,033

Net assets available for benefits at
  the beginning of the year                         767,076        33,719
                                                 ----------      --------

Net assets available for benefits at
  the end of the year                            $  740,816      $130,752
                                                 ==========      ========

   The accompanying notes are an integral part of the financial statements.

                              H. J. HEINZ COMPANY
                                  SAVER PLAN
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

               for the Year Ended December 31, 1998 (continued)

                                                Vanguard        Vanguard     Vanguard        Vanguard       Vanguard     Vanguard
                                                Long-Term     Wellington   Windsor II     Institutional    U.S. Growth   Explorer
                                             Corporate Fund      Fund         Fund         Index Fund         Fund        Fund
                                             ---------------   ----------   ----------   ---------------   -----------  ----------
Net change in Investment in
    Master Trust (Note 8)                      $89,592          $ 47,735     $303,588       $626,391        $772,752      $43,432
Additions:

  Participant contributions                      5,996            34,276      100,184        126,372          63,523       12,731
  Employer contributions, net                    1,253             3,796       12,822         17,739          13,198        2,890
  Transfer for Loan Repayments                      --                --           --            114              --           --
                                               -------          --------     --------       --------        --------      -------

      Total additions                             7,249           38,072      113,006        144,225          76,721       15,621
                                               --------         --------     --------       --------        --------      -------

Deductions:
  Withdrawals                                     1,371           12,533       32,595         68,331          16,923        1,198
  Administrative expenses                           102              351        1,025          1,487           1,390           62
                                               --------         --------     --------       --------        --------      -------


      Total deductions                            1,473           12,884       33,620         69,818          18,313        1,260
                                               --------         --------     --------       --------        --------      -------


Net increase (decrease) in net assets
  available for benefits for the year            95,368           72,923      382,974        700,798         831,160       57,793

Net assets available for benefits at
  the beginning of the year                         592           91,631      139,115        206,642         154,026       25,886
                                               --------         --------     --------       --------        --------      -------

Net assets available for benefits at
  the end of the year                          $ 95,960         $164,554     $522,089       $907,440        $985,186      $83,679
                                               ========         ========     ========       ========        ========      =======



                                                Vanguard
                                              Int'l Growth      Participants'
                                                  Fund             Loans           Total
                                              ------------      -------------   -------------
Net change in Investment in Master Trust        $16,617                  --      $ 6,630,237
                   (Note 8)
Additions:

  Participant contributions                      11,300                  --        5,260,121
  Employer contributions, net                     2,913                  --        5,177,412
  Transfer for Loan Repayments                       --               ($800)              --
                                                -------            --------      -----------

      Total additions                            14,213                (800)      10,437,533
                                                -------            --------      -----------

Deductions:
  Withdrawals                                       806                 998        9,182,199
  Administrative expenses                           117                  --          150,000
                                                -------            --------      -----------


      Total deductions                              923                 998        9,332,199
                                                -------            --------      -----------



Net increase (decrease) in net assets
  available for benefits for the year            29,907              (1,798)       7,735,571

Net assets available for benefits at
  the beginning of the year                      29,195               1,798       53,513,143
                                                -------            --------      -----------

Net assets available for benefits at
  the end of the year                           $59,102            $     --      $61,248,714
                                                =======            ========      ===========

   The accompanying notes are an integral part of the financial statements.

                          H. J. HEINZ COMPANY SAVER PLAN
                         Notes to Financial Statements

(1) Plan Description:

   The following description of the H. J. Heinz Company ("Company") SAVER Plan ("Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan was amended effective January 1, 1993 to provide for the age-related company contribution account, which is explained in detail below.

      General

   The Plan is a defined contribution plan covering eligible hourly employees actively employed by the Company or any of the affiliated companies, and who are in a division, or plant of a division, of the Company authorized to participate in the Plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

   The administration of the Plan and the responsibility for interpreting and carrying out its provisions is vested in the Employee Benefits Administration Board ("Committee"). The Committee consists of members appointed by the Board of Directors of the Company ("The Board of Directors") upon the recommendation of the Investment Committee of the Board of Directors. The members of the Committee are not compensated for serving on the Committee.

   The Board of Directors has designated Fidelity Management Trust Company to act as trustee ("Trustee") under the Plan.

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   The plan provides for various investment options as described in Note 4. Any investment is exposed to various risks, such as interest rate, market and credit. These risks could result in a material effect on participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

      Contributions

   Participant contributions to the Plan may be either tax deferred or after tax. The participant's maximum tax deferred and after tax contributions may not exceed 12% and 10%, respectively, of their earnings. The total of a participant's tax deferred plus after tax contributions may not exceed 12% of their earnings. A participant may make contributions, in whole percentages, of not less than 1% of their earnings.

   Tax deferred contributions made by certain highly compensated participants may be limited under Internal Revenue Code rules. Tax deferred contributions by any participant under the Plan and any other qualified cash or deferred arrangement were limited to $10,000 in 1998 and $9,500 in 1997. A participant affected by these limitations will be given timely notification by the Committee.

   At the discretion of the Board of Directors, the Company or any participating affiliated company, may contribute, in the form of company stock, on a monthly basis (or as otherwise indicated by the Committee), on behalf of each participating employee an amount not less than 10 cents and not more than one dollar for each tax deferred dollar contributed by a participant. The Company reserves the right to limit the maximum amount of matching contributions that may be contributed on behalf of any participant.

                        H. J. HEINZ COMPANY SAVER PLAN
                  Notes to Financial Statements (Continued)


      Contributions (continued)

   The determination of the amount of such contribution is made by the Board of Directors of the Company after considering recommendations made by appropriate officers of participating affiliated companies or divisions. The amount of such contribution may be different for any specified group of participants.

   For the year ended December 31, 1998, the matching contribution amounts at various divisions or plants of divisions ranged from 15 cents per each tax deferred dollar up to 6% of participants' earnings to $1.00 match for each tax deferred dollar up to 3% of participants' earnings. For the year ended December 31, 1997, these ranges were 12 cents to $1.00 for each tax deferred dollar up to 6% of participants' earnings.

   Additionally, the Company may, but is not required to, contribute for each Plan year an additional supplemental amount determined by the Committee. The supplemental contribution is allocated to the supplemental contribution accounts of all eligible participants on a pro rata basis according to the ratio of each participant's earnings for the plan year to the total earnings of all participants for the plan year. Supplemental contributions are reflected in the Plan financial statements in the year in which the Committee approves them. The supplemental contributions were $1,164,337 for the year ended December 31, 1998 and $910,005 for the year ended December 31, 1997.

   A Company Contribution Account ("CCA") was added to the Plan effective January 1, 1993. The Company will make monthly, age-related contributions to the accounts of eligible employees who direct the investment of such contributions into one or more of the investment funds stated in Note 4. The age-related contributions are based on percentages of participants' eligible earnings and range from a rate of 1% for participants that are less than 30 years old to a rate of 8.5% for participants that are 65 years old and over.

   A participant may transfer amounts received from other retirement plans to the Plan. Amounts that are rolled over from other retirement plans are held in a separate rollover account.

      Participant Accounts

   Each participant's account is credited with the participant's contribution(s) and allocation of (a) the Company's matching, supplemental, and age-related contribution(s), as defined, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      Vesting

   The value of a participant's tax deferred account which is maintained for tax deferred contributions; after tax account, which is maintained for after tax contributions; and rollover account, which is maintained for rollover contributions, is fully vested at all times.

   A participant's matching account (which will be maintained for the Company's matching contributions), will be fully vested upon the completion of three years of service, attainment of age 65, disability or death. Participants will be vested in the value of their CCA contributions and supplemental contributions upon the occurrence of any of the following events: completion of five years of service, attainment of age 65, disability or death.

                         H. J. HEINZ COMPANY SAVER PLAN
                   Notes to Financial Statements (Continued)

      Withdrawals

   A participant may elect to withdraw from their after tax or rollover account up to 100% of their account balance.

   A participant's tax deferred contributions will be available for withdrawal if:

      (a) The participant is eligible for a "hardship" withdrawal in accordance with the rules established by the Internal Revenue Service ("IRS"), or

      (b) The participant has attained age 59 1/2.

   A participant may not make withdrawals from the Company matching, supplemental, or CCA accounts during active employment.

   A participant who qualifies for a hardship withdrawal is suspended from making contributions to the Plan for one year. Under present IRS rules, a "hardship" means an immediate and heavy need to draw on financial resources to meet obligations related to health, education or housing.

   A participant, upon termination of services, shall receive a lump sum equal to the value of their vested account. A terminated participant may also elect to choose a direct transfer of their account balance to the trustee or custodian of another eligible retirement plan.

      Loans

   The granting of participant loans is prohibited by the Plan; however, the Plan accepted the existing participant loans from merged plans. The interest rates for all outstanding loans for the years ended December 31, 1998 was 8% and ranged from 6.45% to 9.4% for the year ended December 31, 1997. As of December 31, 1998, all loans have been repaid.

   Payment of principal and interest is by payroll deduction, subject to rules permitting prepayment. Repayments of the loan principal will be allocated first to the participant's after tax account, and then to the participant's tax deferred account. Payments of loan interest are allocated to the participant's after tax account and tax deferred account, respectively, in the same proportion that the outstanding principal of the loan was attributable to such accounts at the end of the month preceding the payment. Payments of principal and interest are reinvested in the investment fund(s) in accordance with the participant's investment directions in effect at the time such interest or principal repayment is received by the Trustee.

      Termination

   In accordance with the procedures set forth in the Plan, the Company may terminate the Plan at any time in whole or in part. To the extent permitted under Section 401(k) of the Internal Revenue Code and the regulations thereunder, in the event of the dissolution, merger, consolidation or reorganization of the Company, the Plan will terminate and the Trust Fund will be liquidated unless the Plan is continued by a successor to the Company in accordance with the Plan. If the Plan is completely or partially terminated, the accounts of all participants affected thereby will become fully vested and nonforfeitable to the extent funded. Currently, the Company has no intention of terminating the Plan.

      Administration Expenses

   All expenses of the Plan including record-keeping fees, administrative charges, professional fees, and Trustee fees prior to 1998 were paid by the Company. Effective May 1, 1998, the first $150,000 of annual administration expenses is paid from Plan assets; amounts in excess of $150,000 are paid by the Company.

                          H. J. HEINZ COMPANY SAVER PLAN
                   Notes to Financial Statements (Continued)

(2) Summary of Significant Accounting Policies:

      Investment Valuation

   The value of the shares in a mutual fund is based on the market value of the underlying securities in the fund.

   Investments in securities traded on a national exchange are valued at the last reported sales price on the last business day of the year.

   Temporary investments in short-term investment funds are valued at cost which approximates market value.

      Other

   The Plan presents in the statement of changes in net assets available for benefits the appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Such change as it relates to those investments held in the Master Trust is included as a component of the Net Change in Investment in Master Trust on the Statement of Changes in Net Assets.

   Purchases and sales of securities are reflected on a trade-date basis. Gains or losses on sales of securities are based on average cost. Dividend income is recorded on the ex-dividend date. Interest is recorded as earned.


(3) Federal Income Taxes:

   The IRS has made a determination that the Plan is a qualified plan under
   Section 401(a) of the Internal Revenue Code of 1986, as amended ("Code"). Therefore, the Trust established under the Plan is exempt from Federal income taxes under Section 501(a) of the Code.

   The IRS has determined and informed the Company by letter dated February 3, 1998 that the Plan is designed in accordance with applicable sections of the Code. The Plan has been amended since a favorable determination letter was issued, however, tax and ERISA counsel to the Company is of the opinion that the Plan continues to be a "qualified" plan under Section 401(a) of the Code, and that the Plan contains a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code.

   Under present Federal income tax laws and regulations, and as long as the Plan is approved as a qualified plan, participants are not subject to Federal income taxes as a result of their participation in the Plan until their accounts are withdrawn or distributed to them.

(4) Investment Programs:

   Effective October 1, 1997, the funds offered by the Plan were changed to increase investment choices and reduce the Plan's dependence on a single mutual fund company. Nine new funds were added--seven Vanguard funds and two Fidelity funds while Fidelity's Retirement Growth Fund was eliminated. Participant fund balances in the Retirement Growth Fund were automatically transferred to the Retirement Government Money Market Fund if participants had not transferred them to other available funds as of September 29, 1997.

                         H. J. HEINZ COMPANY SAVER PLAN
                   Notes to Financial Statements (Continued)


(4) Investment Programs (continued):

    Effective October 16, 1998, the Vanguard Institutional Index Fund replaced the Vanguard Index Trust 500 Portfolio. Participant fund balances in the Vanguard Index Trust 500 Portfolio were automatically transferred to the Vanguard Institutional Index Fund on October 16, 1998 unless participants had previously transferred them.

    Fidelity Management Trust Company remains Trustee for all the investment funds. Participants may direct the investment of their accounts in multiples of 1%, in any one or more of the Investment funds selected by the Committee. A description of the Investment funds by investment category follows:

   Company Stock

     The H.J. Heinz Company Stock Fund consists of common stock of the Company.


   Stable Value

     Fidelity's Managed Income Portfolio invests in guaranteed investment contracts offered by major insurance companies and other approved financial institutions and in certain types of fixed income securities. A portion of the fund is invested in a money market fund to provide daily liquidity. Guaranteed investment contracts are recorded at contract value, which includes principal and accumulated interest, which approximates market value.

   Growth

     The Fidelity Magellan Fund is an aggressive growth fund, the assets of which are invested primarily in common stocks of both well known and lesser-known companies with above-average growth potential and a correspondingly higher level of risk.

     The Vanguard U.S. Growth Fund seeks to provide long-term capital appreciation by investing in common stocks of large companies with above-average growth potential.

   Money Market

     The assets of Fidelity's Retirement Government Money Market Portfolio are invested in high-quality short-term money market securities for which the U.S. Government or its agencies or instrumentalities guarantee timely payment of principal and interest.

   International

     The Fidelity Overseas Fund is an aggressive growth fund, which seeks long-term capital appreciation, primarily through investments in foreign securities. The fund invests primarily in securities of issuers whose principal business activities are outside the U.S.

     Vanguard International Growth Fund seeks long-term capital growth by investing in common stocks of companies based outside of the United States that have above-average growth potential.

  Index

     Vanguard Institutional Index Fund seeks long-term growth of capital and income from dividends. It holds all 500 stocks that comprise the Standard & Poor's 500 Composite Stock Price Index (S&P 500) in proportion to their weighting in the index.

                          H. J. HEINZ COMPANY SAVER PLAN
                   Notes to Financial Statements (Continued)


(4) Investment Programs (continued):

  Growth and Income

     The assets of the Fidelity Equity-Income Fund are invested primarily in income-producing equity securities. The fund has a value philosophy and currently compares its performance with the Russell 3000 Value Index instead of the S&P 500.

     Vanguard Windsor II is a value-oriented growth and income fund seeking long-term growth of capital and income from dividends. The fund invests in a diversified group of out-of-favor stocks of large-capitalization companies.


  Small Capitalization

     The Fidelity OTC Portfolio seeks long-term capital growth by investing mainly in equity securities traded in the over-the-counter market.

     Vanguard Explorer Fund seeks long-term growth of capital by investing primarily in common stocks of small and emerging growth companies.

  Balanced

     The assets of the Fidelity Puritan Fund are invested in a broadly diversified portfolio of high-yielding U.S. and foreign securities including those in emerging markets, which may involve additional risk. The investments can include all types of bonds of any quality or maturity as well as common stocks and preferred stocks.

     The Vanguard Wellington Fund invests in dividend-paying large- and mid-capitalization stocks of well-established companies whose prospects are improving, but whose values have yet to be recognized in the marketplace. The funds assets are divided between common stocks and bonds.

  Fixed Income

     The Fidelity Intermediate Bond Fund's goal is to produce high current income by investing mainly in investment-grade debt securities while normally maintaining an average maturity of three to ten years.

     The Vanguard Long-Term Corporate Portfolio (previously called Fixed Income Securities Fund--Long-Term Portfolio) seeks to provide a high and sustainable level of current income consistent with the maintenance of principal and liquidity by investing in a diversified portfolio of long-term investment-grade bonds.

  Discontinued Fund

     Vanguard Index Trust--500 Portfolio seeks long-term growth of capital and income from dividends. It holds all of the 500 stocks that comprise the S&P 500.

                         H. J. HEINZ COMPANY SAVER PLAN
                   Notes to Financial Statements (Continued)


(5) Net Asset Value per Unit:

   The interests of Plan participants are accounted for under a unit method. The number of units in each fund and the net asset value per unit are as follows:


                                          December 31, 1998             December 31, 1997
                                      ------------------------         ----------------------
                                                     Value per                     Value per
                                         Units         Unit             Units       Unit
                                      ---------     ----------         ----------  ---------
  H. J. Heinz Co. Stock Fund......     9,003,121       $2.759          9,244,155     $2.418
  Managed Income Portfolio........        15,119       $1.068              4,584     $1.011
  Magellan Fund...................     2,601,185       $2.537          2,637,327     $1.903
  Retirement Gov't. Money Market..    14,997,237       $1.280         14,703,759     $1.218
  Overseas Fund...................       336,646       $1.562            409,193     $1.387
  Equity-Income Fund..............     1,258,624       $2.336          1,356,570     $2.081
  Puritan Fund....................     1,346,005       $2.029          1,424,630     $1.744
  Intermediate Bond Fund..........       554,337       $1.320            613,737     $1.232
  OTC Portfolio...................       102,480       $1.248             37,492     $0.891
  Fixed Income Securities Fund....        84,257       $1.110                553     $1.022
  Wellington Fund.................       140,166       $1.139             90,233     $1.019
  Windsor II Fund.................       426,377       $1.195            133,621     $1.029
  Institutional Index Fund........       683,289       $1.302            198,708     $1.014
  U.S. Growth Fund................       673,706       $1.445            147,796     $1.035
  Explorer Fund...................        85,075       $0.965             26,806     $0.934
  Int'l Growth Fund...............        55,188       $1.046             31,462     $0.893

(6) Forfeitures:

    Company contributions which have been credited to participants' accounts and which have not vested are forfeited upon termination of employment. These forfeitures are credited against subsequent Company contributions. Forfeitures were $332,098 for the year ended December 31, 1998 and $285,143 for the year ended December 31, 1997.

(7) Plan Amendments:

    On July 7, 1998, the Board of Directors approved a resolution to adopt various technical changes required by the Small Business Job Protection Act and the Uniform Services Employment and Reemployment Act; to relax restrictions on Plan withdrawals for disabled participants, and to eliminate the three month participation penalty for employees who suspend contributions to the plan.

    On December 1, 1997, the Board of Directors approved an amendment to the Plan to increase the amount for a mandatory distribution of the account balance after termination of employment as permitted by the Taxpayer Relief Act of 1997 from $3,500 to $5,000. Effective January 1, 1998, former employees with account balances less than or equal to $5,000 will receive an automatic distribution of their entire balance.

    On December 1, 1997, the Board of Directors approved a proposal to allow former Heinz Pet Products employees at the Perham, Minnesota plant to receive distributions from the Plan after the factory was sold, exclusive of the pre-tax contributions which are restricted under Section 401(k) of the Internal Revenue Code.

                         H. J. HEINZ COMPANY SAVER PLAN
                   Notes to Financial Statements (Continued)


(8)  Master Trust:

   The Company entered into a Master Trust arrangement with the Trustee. The Trustee maintains accounts to record the pro rata share of each participating Plan; reflecting contributions received on behalf of the Plan, benefit payments or other expense allocable to the Plan and its pro rata share of collected or accrued income, gain or loss, general expenses and other transactions allocable to the Investment Funds or the Trust as a whole.

   The following tables present the Master Trust information for the Plan.


                                                                        December 31, 1998
                                    ---------------------------------------------------------------------------------------------
                                                                                                                     SAVER Plan
                                      Fair Value of                                                Net             Percentage of
                                      Investment of           Investment  Income                Change in         Interest in the
                                      Master Trust        Dividends            Interest       the Fair Value*       Master Trust
                                    ---------------    --------------        -----------      ---------------     ---------------
H. J. Heinz Co. Stock Fund            $243,550,114      $ 5,748,050          $  142,184        $ 30,515,181            10.14%

Managed Income Portfolio                10,188,417               --             585,028              69,659             0.16%

Magellan Fund                           74,787,480        3,480,127                  --          15,088,972             8.82%

Retirement Gov't Money Market           66,201,315               --           3,237,455             108,018            28.86%

Overseas Fund                           10,900,983          213,572                  --          (1,001,787)            4.82%

Equity-Income Fund                      39,458,176        2,356,677                  --          (4,675,129)            7.45%

Puritan Fund                            37,233,159        3,948,275                  --            (608,195)            7.33%

Intermediate Bond Fund                  11,571,033          666,547                  --           1,029,627             6.29%

OTC Portfolio                            8,641,610          439,143                  --           3,819,180             1.48%

Fixed Income Securities Fund             4,095,936          219,240                  --           2,474,730             2.27%

Wellington Fund                          5,856,424          650,778                  --           2,196,555             2.73%

Windsor II Fund                         16,451,405        1,628,023                  --           8,063,854             3.09%

Institutional Index Fund                26,126,207          446,475                  --          13,867,270             3.37%

U.S. Growth Fund                        19,360,320        1,185,642                  --          12,857,047             5.03%

Explorer Fund                            2,322,657           20,460                  --            (163,406)            3.51%

International Growth Fund                3,834,633           75,240                  --             650,976             1.50%
                                      ------------      -----------          ----------       -------------            -----
  Total Master Trust                  $580,579,869      $21,078,249          $3,964,667         $84,292,552            10.37%
                                      ============      ===========          ==========       =============            =====

*Includes transfers between funds.

                         H. J. HEINZ COMPANY SAVER PLAN
                   Notes to Financial Statements (Continued)


(8)  Master Trust (continued):





                                                                        December 31, 1997
                                    ---------------------------------------------------------------------------------------------
                                                                                                                     SAVER Plan
                                      Fair Value of                                                Net             Percentage of
                                      Investment of           Investment  Income                Change in         Interest in the
                                      Master Trust        Dividends            Interest       the Fair Value*       Master Trust
                                    ---------------    --------------        -----------      ---------------     ---------------
H. J. Heinz Co. Stock Fund            $240,109,663      $ 6,127,688          $  134,223        $ 66,566,428             9.28%

Managed Income Portfolio                10,920,342               --             675,017           5,035,813              .04%

Magellan Fund                           59,990,834        3,907,759                  --           9,862,291             8.37%

Retirement Gov't Money Market           64,662,982               --           2,660,526          23,114,145            27.58%

Overseas Fund                           11,768,150          593,239                  --             806,687             4.82%

Equity-Income Fund                      43,734,130        2,431,026                  --          12,131,682             6.46%

Puritan Fund                            37,854,039        3,208,692                  --           5,043,476             6.56%

Intermediate Bond Fund                  10,733,697          681,961                  --             791,500             7.01%

OTC Portfolio                            4,299,844          179,867                  --           4,288,956              .77%

Long-Term Corporate Fund                 1,969,693           35,948                  --           1,989,859              .03%

Wellington Fund                          3,626,690          175,753                  --           3,616,206             2.49%

Windsor II Fund                          7,351,383          491,210                  --           7,285,688             1.84%

Index Trust--500 Fund                   11,538,760          131,514                  --          11,605,465             1.73%

U.S. Growth Fund                         5,442,397          218,228                  --           5,584,369             2.70%

Explorer Fund                            2,006,808          221,500                  --           2,199,727             1.12%

International Growth Fund                2,675,356          118,420                  --           2,747,717             1.00%

Asset Manager Growth Fund                       --               --                  --          (5,306,609)              --

Asset Manager Income Fund                       --           16,732                  --            (536,745)              --

Asset Manager Fund                              --           65,954                  --          (2,857,090)              --

Retirement Growth Fund                          --               --                  --         (24,252,657)              --
                                      ------------      -----------          ----------       -------------            -----
  Total Master Trust                  $518,684,768      $18,605,491          $3,469,766        $129,716,908            10.10%
                                      ============      ===========          ==========       =============            =====

*Includes transfers between funds.


(9)  Form 5500 Reconciliation:

     In accordance with the American Institute of Certified Public Accountants revised Audit and Accounting Guide "Audits of Employee Benefit Plans", the Plan includes payments due to participants in net assets available for plan benefits. Payments due to participants as of December 31, 1998 and 1997 were $531,503 and $813,510 respectively. This methodology differs from that required under ERISA. Therefore, for the Form 5500, the Plan includes such distributions payable as a liability of the Plan.

                                 EXHIBIT INDEX

Exhibits required to be filed by Item 601 of Regulation S-K are listed below and are filed as part hereof. Documents not designated as being incorporated herein by reference are filed herewith. The paragraph number corresponds to the exhibit number designated in Item 601 of Regulation S-K.

23. The consent of PricewaterhouseCoopers LLP dated June 28, 1999 is filed herein.